Exhibit 99.10

CHANGE OF STATUS REPORT
SECTION 11.2 OF NATIONAL INSTRUMENT 51-102

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

RE:	Curaleaf Holdings, Inc. (the "Corporation")

Pursuant to Part 11.2 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"), notice is hereby given that the subordinate voting shares of the Corporation have been listed for trading on the Toronto Stock Exchange and that as a result, effective December 14, 2023, the Corporation ceased to be a "venture issuer", for the purposes of National Instrument 51-102.

Dated this 15th day of December 2023.

CURALEAF HOLDINGS, INC.

By:	(signed) “Peter Clateman”
Name:	Peter Clateman
Title:	Chief Legal Officer